Via Facsimile and U.S. Mail
Mail Stop 4720

March 5, 2010

Mr. Guoqing Jiang
President and Chief Executive Officer
Tianyin Pharmaceutical Co. Inc.
23rd Floor, Unionsun Yangkuo
Plaza No. 2 Block 3
Renmin Road South
Chengdu 610041 P. R. China

Re: **Tianyin Pharmaceutical Co. Inc.**
        Form 10-K for the Fiscal Year Ended June 30, 2009
        File No. 001-34189

Dear Mr. Jiang:

        We have reviewed your filing and have the following comments. In our
comments, we ask you to provide us with information to better understand your
disclosure. Where a comment requests you to revise disclosure, the information you
provide should show us what the revised disclosure will look like and identify the annual
or quarterly filing, as applicable, in which you intend to first include it. If you do not
believe that revised disclosure is necessary, explain the reason in your response. After
reviewing the information provided, we may raise additional comments and/or request
that you amend your filings.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Description of Business
Intellectual Property, page 12

1. Please provide proposed disclosure to be included in your next Form 10-K that
    describes the expiration date of your design patent for Ginkgo Mihuan Oral
    Liquid. Also, please tell us if any of your other products are covered by patent
    protection. If other products are patent protected, please provide proposed
    disclosure relating to all material patents, including which product groups they
    relate to, the expiration dates for each, and the jurisdictions in which they were
    granted. In the alternative, please tell us why those patents are not material.

Item 7. Management's Discussion and Analysis or Plan of Operations, page 36

2. Your disclosure of critical accounting estimates should provide investors with an understanding of the uncertainties in applying critical accounting estimates and the effect that reasonably likely changes in the key assumptions underlying these estimates may have on your financial statements, particularly as reflected in your revenue recognition, cost of goods sold, accounts receivable and inventory accounting processes. Your existing disclosure does not appear to provide this information. Please revise accordingly. Refer to the Commission's Interpretative MD&A Guidance Release No. 33-8350 dated December 29, 2003.

3. Please provide critical accounting policy disclosure for product sales recognition and related dilution estimates as follows:

    - Disclose the shipment terms for customer sales.
    - Disclose the payment terms for customer sales.
    - Disclose the factors that you consider in estimating each accrual, such as how you assess returns of new products, levels of inventory in your distribution channels, estimated shelf life, price changes from competitors and expected introductions of new products.

    Provide us the amount of each allowance reducing sales for the year ended June 30, 2009.

4. We believe that MD&A could be significantly improved as it does not appear to address many of the item requirements in Item 303 of Regulation S-K. Please revise your MD&A. In doing so, please consider the requirements of Item 303 as well as the Release Nos. 33-6835 and 33-8056. In addition, please revise to address the following:

    - The reason revenues increased from $33.4 million for fiscal 2008 to $42.9 million for fiscal 2009 and are anticipated to increase to $63.3 million for fiscal 2010 and $113.3 million for fiscal 2011. Quantify the reasons for changes in sales related to price changes separately from increases in quantity sold.
    - The reason for the significant increase in accounts receivable from June 30, 2009 to December 31, 2009 and factors that you considered in reducing the allowance for doubtful accounts during this period.
    - Expand your disclosure regarding your planned expansion of the regional distribution network and your direct sales force to support your anticipated revenue growth in fiscal 2010 and 2011 to explain the timing and effect of this expansion on your results of operations and financial position.

- The factors that have allowed you to maintain a low level of accounts receivable relative to your growth in revenues, such as those governing the timing and certainty of customer payments.
- The factors that have caused changes in your gross profit percentage e.g. 43.8% for fiscal 2008, 49.8% for fiscal 2009 and 52% for the six months ended December 31, 2009. Quantify changes in gross profit related to price changes separately from cost changes and product mix.
- The factors that have allowed you to maintain a relatively low level of inventory relative to your growth in production.
- The nature of your production and manufacturing facilities e.g. locations and capacity. Explain the factors that you considered in concluding that, as you have disclosed, these facilities will be adequate to meet your operational requirements for the next five years. Quantify the unutilized capacity at December 31, 2009.
- Explain the factors that you considered in concluding that, as you have disclosed, planned improvements to these facilities will increase your margins and reduce your cost of revenue. Quantify the expected increase in your margins.

Note 5 Intangible Assets, page 59

5. Tell us the nature of the costs being capitalized as approved drugs including the additions to this asset as shown on the statement of cash flows of $3.7 million and $2.4 million in 2008 and 2009, respectively. Disclose the event(s) which triggered the impairment of $431,000 in 2009. Disclose the amount of intangible assets not subject to amortization as required by ASC Topic 350-30-50-1 and the estimated aggregate amortization expense for each of the five succeeding fiscal years as required by ASC Topic 350-30-50-2. Explain to us why you believe these assets have indefinite lives and do not need to be amortized.

Item 11. Executive Compensation
Compensation of Directors, page 74

6. Please disclose compensation paid to directors for the fiscal year ended June 30, 2009. Please note the disclosure should be presented in the tabular format prescribed by Item 402(r) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules, page 80

7. Please file as an exhibit the form of option agreement relating to the stock options issued on January 16, 2008 in connection with the Share Transfer Agreement.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Sebastian Gomez Abero, Staff Attorney, at (202) 551-3578 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant